Consolidated Financial Statements

May 31, 2007 and 2006

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of Neptune Technologies & Bioressources Inc. as at May 31, 2007 and the consolidated statements of operations, deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2007 and the results of its operations and its cash flows for the year then ended, in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at May 31, 2006 and for the year then ended were audited by other auditors, who expressed an opinion without reservation on these financial statements in their report dated July 21, 2006.

/s/ KPMG l.l.d.

Chartered Accountants

Montreal, August 10, 2007

Neptune Technologies & Bioressources inc.
Consolidated Earnings

Years ended May 31
	2007	2006
	$	$
Sales	8,126,192	6,911,725
Cost of sales and operating expenses (excluding amortization
and stock options related compensation)	6,291,876	5,778,712
Stock options related compensation	2,829,885	712,050
Research and development expenses (Note 6)	387,467	372,515
Financial expenses (Note 7)	584,999	1,019,751
Amortization (Note 8)	569,181	1,163,806
	10,663,408	9,046,834
Loss before the undernoted	(2,537,216)	(2,135,109)
Interest income	57,136	6,226
Foreign exchange loss	(197,353)	(157,267)
Gain on settlement of debentures (Note 16)	-	1,400,000

Net loss	(2,677,433)	(886,150)

Basic and diluted loss per share	(0.075)	(0.029)

Weighted average number of shares outstanding	35,510,919	30,790,786

The accompanying notes are an integral part of the consolidated financial statements.

Neptune Technologies & Bioressources inc.
Consolidated deficit
Consolidated contributed surplus

Consolidated deficit
		Years ended May 31
	2007	2006
	$	$
Balance, beginning of year	(15,237,262)	(13,982,437)
Net loss	(2,677,433)	(886,150)
Share issue expenses	(360,669)	(368,675)
Warrants issue expenses (note 17)	(172,869)	-
Balance, end of year	(18,448,233)	(15,237,262)

Consolidated contributed surplus
		Years ended May 31
	2007	2006
	$	$
Balance, beginning of year	1,172,116	345,387
Exercised options	(10,274,678)	(167,321)
Other stock-based compensation (Note 16)	-	282,000
Stock-based compensation – employees	1,604,397	260,173
Stock-based compensation – non-employees	1,225,488	451,877
Balance, end of year	2,974,533	1,172,116

The accompanying notes are an integral part of the consolidated financial statements.

Neptune Technologies & Bioressources inc.
Consolidated cash flows

		Years ended May 31
	2007	2006
	$	$
OPERATING ACTIVITIES
Net loss	(2,677,433)	(886,150)
Non-cash items
Property, plant and equipment amortization	560,211	622,875
Intangible assets amortization	8,970	7,845
Other assets amortization	-	409,197
Deferred financing cost amortization	16,624	23,735
Property, plant and equipment write-off	12,215	-
Capitalized interest in long term debt	-	504,319
Deferred financing costs write-off		20,177
Intangible assets write-off		123,889
Stock-based compensation - employees	1,604,397	260,173
Stock-based compensation - non-employees	1,225,488	451,877
Other stock-based compensation	-	282,000
Gain on settlement of debentures	-	(1,400,000)
Non-monetary expense for settlement of expenses		44,000
Changes in working capital items (Note 9)	(2,355,171)	(459,406)
Cash flow from operating activities	(1,604,699)	4,531

INVESTING ACTIVITIES
Addition to property, plant and equipment	(962,472)	(133,767)
Addition to intangible assets	(62,014)	(85,477)
Increase in short term deposits	(2,600,323)	(150,000)
Decrease in other assets	100,000	-
Cash flows from investing activities	(3,524,809)	(369,244)

FINANCING ACTIVITIES
Increase in bank loan	170,000	40,000
Increase in long-term debt	907,500	-
Repayment of long-term debt	(783,996)	(115,913)
Settlement of debentures	-	1,000,000
Repayment of debenture	-	(1,350,136)
Issue of share capital	4,500,000	600,000
Issue of share capital on exercice of options and warrants	480,126	1,009,200
Share issue expenses	(360,669)	(124,487)
Cash flows from financing activities	4,912,961	1,058,664

Net increase (decrease) in cash and cash equivalents	(216,547)	693,951
Cash and cash equivalents, beginning of year	875,901	181,950
Cash and cash equivalents, end of year	659,354	875,901

The accompanying notes are an integral part of the consolidated financial statements.

Neptune Technologies & Bioressources inc.
Consolidated Balance Sheet

		May 31	May 31
		2007	2006
		$	$
ASSETS
Current assets
Cash and cash equivalents		659,354	875,901
Short term deposits (3.55%) (3.35% in 2006)		2,750,323	150,000
Accounts receivable (Note 10)		3,067,381	1,484,063
Tax credits receivable		100,858	109,858
Inventories (Note 11)		2,115,652	1,256,573
Prepaid expenses		53,039	137,438
		8,746,607	4,013,833
Property, plant and equipment (Note 12)		4,310,360	3,457,394
Intangible assets (Note 13)		560,620	507,576
Other assets		18,385	135,009
		13,635,972	8,113,812

LIABILITIES
Current liabilities
Bank loan (note 14)		210,000	40,000
Accounts payable and accrued liabilities
Company controlled by an officer and director (note 5)		46,134	9,901
Other		1,432,785	1,438,214
Current portion of long-term debt		942,969	742,571
		2,631,888	2,230,686
Long-term debt (note 15)		3,295,312	2,946,263
		5,927,200	5,176,949

Shareholders Equity
Capital stock and warrants (Note 17)		23,182,472	17,002,009
Contributed surplus		2,974,533	1,172,116
Deficit		(18,448,233)	(15,237,262)
		7,708,772	2,936,863
		13,635,972	8,113,812

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

/s/ Henri Harland	/s/ André Godin
President and CEO	Vice President Administration & Finance

Neptune Technologies & Bioressources inc.
Notes to Consolidated Financial Statements
May 31, 2007 and 2006

1- GOVERNING STATUTES

Neptune Technologies & Bioressources inc (the ''Company'') was incorporated under Part IA of the Companies Act (Québec) on October 9, 1998.

2 - NATURE OF OPERATIONS

The company focuses on the research, development and commercialization of products derived from marine biomasses for the nutraceutical, pharmaceutical and cosmetic industries.

The company develops proprietary and potent health ingredients from underexploited marine biomasses, such as krill, with its patented extraction process "Neptune OceanExtract™".  The company develops and industrializes its extraction process and markets its marine oil Neptune Krill Oil - NKO™ as well as its protein concentrated Neptune Krill Aquatein - NKA™.  Its products are aimed for the nutraceutical, biopharmaceutical, cosmetics and pet food markets.  The Company's profitability in the future relies on various factors, such as: achievement of the clinical studies, product regulatory approval and the ability of the Company to commercialize and market its products with success.

3 - CHANGES IN ACCOUNTING POLICIES

Hedges

In April 2005, the CICA issued Section 3865 of the CICA Handbook entitled “Hedges”, effective for fiscal years beginning on or after October 1, 2006. This section establishes standards for when and how hedge accounting may be applied. Hedging is an activity designed to modify an entity’s exposure to one or more risks. Hedge accounting modifies the normal basis for recognizing the gains, losses, revenue and expenses associated with a hedged item or a hedging item in an entity’s income statement. It ensures that counterbalancing gains, losses, revenue and expenses are recognized in the same period. The Company believes that the adoption of this standard will not have a material impact on its operating results or financial position.

Financial Instruments – Recognition and Measurement

In January 2005, the CICA released new Handbook Section 3855, Financial Instruments – Recognition and Measurement, effective for annual and interim periods of the Company beginning on or after June 1, 2007. This new section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount; sometimes using fair value and other times using cost-based measures. It also specifies how financial instrument gains and losses are to be presented and defines financial instruments to include accounts receivable and accounts payable, loans, investments in debt and equity securities, and derivative contracts.

Accounting Changes

In July 2006, the CICA issued changes to the CICA Handbook Section 1506 entitled “Accounting Changes”. The changes to this section particularly affect the following items: an entity would be permitted to change an accounting policy only when it is required by a primary source of Canadian generally accepted accounting (GAAP), or when the change results in a more reliable and relevant presentation in the financial statements; changes in accounting policy should be applied retroactively, except in cases where specific transitional provisions in a primary source of principles GAAP permit otherwise or where application to comparative information is impractical (the standard provides specific guidance as to what is considered impractical); expanded disclosures about the effects of changes in accounting policy, estimates and errors to the financial statements; disclosure of new primary sources of GAAP that have been issued but have not yet come into effect and have not yet been adopted by the entity. Changes to this section are effective for interim and annual periods beginning on or after January 1, 2007 and will be adopted by the Company as of that date.

Emerging Issues Committee 156: Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor's Products)

On March 1, 2006, the Company adopted the Abstract of Issue Discussed, Emerging Issues Committee 156, Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor's Products) (EIC-156), which was published by the Canadian Institute for Chartered Accountants (CICA) in September 2005. EIC-156 discusses cash considerations, including a sales incentive, offered by a vendor to a customer. This consideration is assumed to represent a reduction in the sale price of the vendor's products and, consequently, should be classified as a reduction in sales in the vendor's income statement.

Before adopting EIC-156, the Company accounted for the sales incentives given to a customer as the "cost of sales and operating expenses" in the earnings statement. EIC-156 was retroactively applied, which resulted in a decrease in "sales" and in the "cost of sales and operating expenses" of $379,736 in 2006. The application of EIC-156 therefore results in a reclassification and this change did not affect the net loss.

4 - ACCOUNTING POLICIES

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiary, 9113-0310 Québec inc. and Neptune Technologies & Bioressources USA Inc. Those subsidiaries have been inactive since their inception.  All significant intercompany balances and transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amount of assets and liabilities and the reported amount of contingent assets and liabilities at the date of the financial statements and the recorded amounts of income and expenses during the year. Actual results may differ from those estimates. Significant areas requiring the use of management estimates include the length of the useful lives of assets to calculate their depreciation or amortization and their net recoverable amount, evaluation of research tax credit receivable, evaluating the likelihood of recoverability of future income taxes. Consequently, actual results could differ from those estimates.

Revenue recognition

Revenues from operations are recognized when the following conditions are met: goods are shipped, the significant risks and advantages related to ownership are transferred, the consideration is fixed or determinable and collection is reasonably assured.

Interest income on investments is recognized according to the number of days such investments are held.

Cash and cash equivalents
Cash and cash equivalents include short term investments readily available with maturity of less then three months for which the cost approximates market value.

Inventories

Raw materials are valued at the lower of cost and replacement cost, cost being determined by the average cost method. Finished goods are valued at the lower of cost and net realizable value; cost is determined by cost per project including direct and indirect cost related to production. Each project corresponds to one month of production.

Turnover of the Company's principal product, Neptune Krill Oil ("NKOTM") is such that no provision for obsolescence is required. However, on a quaterly basis, a review is performed for all products.

Tax credits

Tax credits are accounted for using the cost reduction method. Under this method, tax credits related to eligible expenses are accounted for as a reduction of related costs in the year during which the expenses are incurred as long as there is reasonable assurance of their realization.

Property, plant and equipment

Property and equipment are recorded at cost less related tax credit and amortized over their estimated useful lives according to the following methods and annual rates:

Assets acquired under capital leases are carried at cost, being the present value of the minimum lease payments after deduction of executory costs. Amortization of property, plant and equipment and assets acquired under capital leases are calculated over their estimated useful lives using the following methods and rates:

Property, plant and equipment	Methods	Rates-period

Building	Straight-line	40 yrs
Furniture and fixtures	Diminishing balance	20%
Office equipment	Diminishing balance	30%
Processing equipment	Straight-line	10 yrs
Laboratory equipment	Straight-line	5 yrs
Computer equipment	Straight-line	3 yrs & a third
Software	Straight-line	2 yrs
Leasehold improvements	Straight-line	Lease term

Research and development expenses

Research expenses are charged to income in the year of expenditure less related tax credits. Development costs net of related tax credits are charged to income as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. The Company has not deferred any such development costs in 2007 and 2006.

Intangible assets

Intangible assets consist of patents, trademarks and intellectual property rights which consist of fees paid to license technology or to acquire patents.  The patent costs include legal fees to obtain patents and patent application fees.

Patents are recorded at cost and amortized according to the straight-line method over their remaining expected life over a maximum period of 20 years.

Trademarks are recorded at cost and are not amortized since the Company considers they have an indefinite life given they can be renewed at low costs.

Impairment of long-lived assets

Long-lived assets are assessed for potential impairment when there is evidence that events or circumstances indicate that the carrying amount of an asset may not be recovered. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairments loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge of operating results.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the year-end exchange rate, non-monetary assets and liabilities are translated at the historical exchange rate, and revenue and expense items are translated in Canadian dollars at rates of exchange in effect at the related transaction dates. Exchange gains and losses arising from these transactions are included in income during the year.

Foreign currency contracts

The Company enters into foreign currency contracts to protect itself against exchange rate fluctuations. The Company does not use hedge accounting; accordingly, the foreign currency contracts are recognized at fair value on the balance sheet and changes in fair value are recognized in earnings for the year. As of May 31, 2007, there was no foreign currency contracts.

Share issue expenses

Share issue expenses are accounted for as an increase in the deficit.

Loss per share

Loss per common share is calculated on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to determine the dilutive effect of options and warrants.

The convertible debentures, warrants and stock options described in Notes 16 and 17 were not included in the calculation of diluted earnings per share in 2007 and 2006 because the Company sustained losses and their inclusion would be anti-dilutive.

Stock-based compensation

The Company offers stock-based compensation plans, which are described in Note 17. The Company accounts for stock options granted to employees and non-employees based on fair value as an expense when the options are vested for employees and when services are provided for non-employees. Any counterpart received at the exercice of options is accounted for as a credit to capital stock.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future tax assets or liabilities are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

5 - RELATED PARTY TRANSACTIONS

The Company entered into an agreement with a shareholder, (a company controlled by an officer and director), as of June 1, 2002, calling for royalties to be paid in semi-annual instalments equal to 1% of net annual sales, for an unlimited period. The amount paid cannot exceed net earnings before interest, taxes and amortization. For the current year, total royalties amount to $81,206 ($69,445 in 2006). As at May 31, 2007, the balance due to this shareholder under this agreement amounts to $46,134 ($9,901 in 2006). This amount is shown on the balance sheet under accounts payable and accrued liabilities.

These transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

6 - INFORMATION REGARDING RESEARCH PROJECTS IN PROGRESS

The Company has a worldwide operating license, including an option to purchase intellectual property, for an extraction process allowing it to extract oil from krill and other marine and aquatic biomass rich in ingredients with various beneficial biological properties.

In 2007, the Company participated in joint clinical research projects with strategic partners in the OTC (over the counter), pharmaceutical and food industry. The Company also participates in further clinical research funded solely by the Company on:

1. Evaluation of the bioavailability and steady state assessment of EPA and DHA of Neptune Krill Oil and Neptune Phospholipid Concentrates

    2. Evaluation of the bioavailability and steady state assessment of EPA and DHA of Neptune Krill Oil and Neptune Phospholipid Concentrates as compared to pharmaceutical grade fish oil and EPA & DHA esters.

3. Evaluation of the effects of Neptune Krill Oil and Neptune Phospholipid Concentrates on adulta diagnosed with Mild Cognitive Impairment
4. Evaluation of the effects of Neptune Krill Oil and Neptune Phospholipid Concentrates on Cognitive Function of adults diagnosed with Alzheimer's Disease (NINCDS-ADRDA)

In 2006, the Company participated in several joint research projects with the following institutions and companies:

    1. Hypertension and Vascular Biology Institute, Vanderbilt University, Saint Thomas Hospital and Medical Center, Nashville, Tennessee, USA (in cooperation with Designs for Health and American River Nutrition Inc.)

2. The Heart Research Institute and the HRI Nutraceutical and Functional Food Research Facility, Sydney, Australia
3. International Association of Attention Deficit Hyperactivity Disorder, Leslie Rouder, LCSW P.A. ADD Coach Therapist @ ADDadults.net, Miami Shores, Florida , USA

The Company also carried out medical research and projects included in the applied research portfolio relating to the following: cardiovascular and neuro-degenerative diseases, and rheumatoid arthritis.

The costs encountered for research and development projects in process are:
				2007	2006
				$	$
Salaries and employee benefits				447,783	452,691
Subcontracting				39,284	41,058
General and study expenses				8,050	3,725
Travel and entertainment expenses				19,915	199
				515,032	497,673
Tax credits				(127,565)	(125,158)
				387,467	372,515

Research tax credits recorded by the company must be reviewed and approved by the tax authorities; accordingly, amounts granted may differ from those recorded.

7 - FINANCIAL EXPENSES
				2007	2006
				$	$
Bank charges and contracts				39,464	59,042
Interest - short-term loan				6,752	12,312
Interest - long-term debt				522,159	429,266
Interest - liability component of convertible debentures				-	475,219
Amortization of deferred financing costs				16,624	23,735
				584,999	999,574
Write-off of deferred financing fees				-	20,177
				584,999	1,019,751

8 - INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF EARNINGS
				2007	2006
				$	$
Amortization
Property, plant and equipment				560,211	622,875
Intangible assets				8,970	7,845
Other assets				-	409,197
				569,181	1,039,917
Write-off of intangible assets				-	123,889
				569,181	1,163,806

9 - INFORMATION INCLUDED IN THE STATEMENT OF CASH FLOWS

a) Net changes in working capital items are detailed as follows:
				2007	2006
				$	$
Trade accounts receivable				(1,583,318)	(329,684)
Research tax credits receivable				9,000	(48,660)
Inventories				(859,079)	(442,931)
Prepaid expenses				84,399	(15,807)
Accounts payable and accrued liabilities				(6,173)	377,676
				(2,355,171)	(459,406)

b) Non cash transactions
				2,007	2,006
				$	$
Acquired property, plant and equipment included in accounts payable and accrued liabilities				36,977	-
Property, plant and equipment acquired by way of capital leases				26,193	64,950
Acquisition of property, plant and equipment financed by a balance of sale				399,750	-

Interest paid for operating activities				528,911	410,145

10 - ACCOUNTS RECEIVABLE
				2007	2006
				$	$
Trade accounts receivable				2,943,034	1,354,123
Sales taxes				49,051	88,524
Accrued interest				-	2,034
Other				75,296	39,382

				3,067,381	1,484,063

11 - INVENTORIES
				2007	2006
				$	$
Raw materials				767,559	837,093
Finished goods				1,348,093	419,480
				2,115,652	1,256,573

12 - PROPERTY, PLANT AND EQUIPMENT
					2007
				Accumulated
			Cost	amortization	Net
			$	$	$
Land			40,540		40,540
Furniture and fixtures			108,832	72,872	35,960
Office equipment			66,659	53,769	12,890
Processing equipment			3,740,927	1,449,278	2,291,649
Laboratory equipment			479,589	276,934	202,655
Computer equipment			84,220	73,230	10,990
Plant			1,960,212	337,103	1,623,109
			6,480,979	2,263,186	4,217,793
Assets under capital leases
Processing equipment			48,560	12,851	35,709
Laboratory equipment			53,460	42,768	10,692
Office equipment			38,236	12,262	25,974
Computer equipment			41,597	21,405	20,192
			6,662,832	2,352,472	4,310,360

					2006
				Accumulated
			Cost	amortization	Net
			$	$	$
Furniture and fixtures			98,230	63,551	34,679
Office equipment			66,659	48,245	18,414
Processing equipment			3,732,874	1,075,185	2,657,689
Laboratory equipment			236,917	135,110	101,807
Computer equipment			75,560	66,859	8,701
Software			2,350	2,350	-
Leasehold improvements - head office			52,149	39,934	12,215
Leasehold improvements - processing			746,001	278,509	467,492
			5,010,740	1,709,743	3,300,997
Assets under capital leases
Processing equipment			29,960	7,995	21,965
Laboratory equipment			173,460	95,528	77,932
Office equipment			34,084	6,201	27,883
Computer equipment			38,156	9,539	28,617
			5,286,400	1,829,006	3,457,394

13 - INTANGIBLE ASSETS
					2007
				Accumulated
			Cost	amortization	Net
			$	$	$
Amortized intangible assets
Patents			505,404	20,098	485,306

Unamortized intangible assets
Trademarks			75,314	-	75,314
			580,718	20,098	560,620

					2,006
				Accumulated
			Cost	amortization	Net
			$	$	$
Amortized intangible assets
Patents			448,264	11,878	436,386
Licences			7,500	2,250	5,250
			455,764	14,128	441,636
Unamortized intangible assets
Trademarks			65,940	-	65,940
			521,704	14,128	507,576

14 - BANK LOAN

The Company has an authorized operating line of credit for $500,000 and a discounted receivables facility for $500,000 at the prime rate plus 2.10% (8.10% as at May 31, 2007). With regard to the discounted receivables facility, an additional commission of 0.25% on the related receivable is payable. The bank loan is guaranteed by a first ranking movable hypothec on the universality of accounts receivable, tax credits receivable and inventories for an amount of $1,000,000. The bank loan is subject to certain covenants requiring the Company to maintain ratios.

15 - LONG-TERM DEBT
				2007	2006
				$	$
Mortgage loan, $1,200,000 par value, secured by processing and laboratory equipment having an amortized cost of $2,494,304 in 2007, prime rate plus 6.75% (6.25% in 2005) (14.75% as at May 31, 2007 and 2006), payable in monthly capital instalments of $26,650, with a moratorium on instalments until August 2006, maturing in February 2010				880,150	1,120,000

Mortgage loan, $980,000 par value less the net value of series "E" warrants, secured by the universality of property, weekly variable interest rate determined by the lender plus 5% (effective rate 13.55% as at May 31, 2007, 13,06% as at May 31, 2006), payable in 60 monthly capital instalments of $16,333 with a moratorium on instalments until August 2006, maturing in September 2011				818,298	957,713

Mortgage loan, $1,500,000 par value less the net value of the issued shares, secured by the universality of property, weekly variable interest rate determined by the lender plus 3% (2.25% in 2005) (effective rate 11,92% as at May 31, 2007, 11,59% as at May 31, 2006), payable in 60 monthly capital instalments of $25,000 with a moratorium until August 2006, maturing in September 2011				1,238,006	1,443,923

Mortgage loan, $855,000 par value, payable in 15 years, secured by the plant, fixed interest rate of 7.70% (on 10 yrs), payable in the first 10 years in monthly instalments of $8,058. Balance to be renegociated in 10 yrs.				836,813	-

Secondary mortgage loan, $399,750 par value, secured by the plant, fixed interest rate of 10,25%, payable in 60 monthly capital instalments of $8 501. Mortgage loan representing the balance of sale, financed by the seller, for the acquisition of the plant for $ 1,254,750.				357,265	-

Unsecured loan, without interest, matured				-	70,000

Obligations under capital leases, interest rates varying from 0.00% to 15.46%, payable in monthly instalments of $2,261 ($7,235 in 2006), maturing at different dates until October 2010.				55,249	97,198

Refundable contribution obtained from a Federal subsidy program available for small and medium enterprises, without pledge or interest, payable in 8 consecutive biannual instalments 2 years after the project ends.				52,500	-

				4,238,281	3,688,834
Current portion of long-term debt				942,969	742,571
				3,295,312	2,946,263

Under these mortgage loans, the company is required to maintain certain financial ratios. Those ratios were respected as at May 31, 2007.

The instalments on long-term debt during the next five years are detailed as follows:
				Obligations
				under capital	Other long-
				leases	term loans
				$	$
2008				27,132	917,756
2009				19,221	927,844
2010				9,826	872,623
2011				2,036	644,053
2012				2,368	163,345
Total minimum lease payments				60,583
Interest expense included in minimum lease payments				5,334
				55,249

16 - GAIN ON SETTLEMENT OF DEBENTURES AND OTHER STOCK-BASED COMPENSATION

On January 20, 2006, the Company converted debentures having a par value of $2,195,342 and $1,261,780, respectively, into 3,350,000 common shares of a value of $1.03 per share. Furthermore, the capitalized interests for the two debentures, totalling $824,390, were converted into 450,000 common shares at a value of $0.94. An amount of $400,000 for non-reimbursed interests was recognized as a gain on the settlement of debentures. Also, as part of this transaction, the Company has agreed to find a buyer for the shares converted in exchange for $1,000,000 in cash. This amount was also recognized as a gain on the settlement of debentures. Transaction costs totalled $368,375, of which $244,188  was settled with an issuance of 244,188 common shares.

In addition and as part of this transaction, two managers received from the lender for services rendered to the latter 300,000 common shares of the Company valued at $0.94 per share. The Company recorded a compensation expense of $282,000 and credited contributed surplus of such amount.

17 - CAPITAL STOCK AND WARRANTS

Authorized
Unlimited number of shares without par value
Common shares
Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance

     Series "A" preferred shares, non-voting, non-participating, fixed, preferential and non-cumulative dividend of 5% of paid-up capital, exchangeable at the holder's option under certain conditions into common shares.

				2007	2006
				$	$
Issued and fully paid
36,729,547 common shares (34,292,290 in 2006)				23,119,647	17,002,009
31,618 warrants				62,825	-
				23,182,472	17,002,009

				Number of
				shares	Consideration
					$
Common shares
Balance as at May 31, 2004				21,947,244	10,285,899
Issued for cash (and exercised options)				3,275,922	315,092
Issued as settlement of accounts payable				371,639	55,746
Balance as at May 31, 2005				25,594,805	10,656,737
Issued following the conversion of debentures				3,800,000	3,881,512
Issued for cash				600,000	600,000
Issued as settlement of expenses				288,188	288,188
Issued following the exercise of stock options				733,375	416,499
Issued following the exercise of warrants				3,275,922	1,159,073
Balance as at May 31, 2006				34,292,290	17,002,009
Issued following private placement				1,500,000	4,500,000
Issued following the exercise options				881,825	1,313,757
Issued following the exercise of warrants				55,382	303,881
Balance as at May 31, 2007				36,729,547	23,119,647

In 2007, the Company issued 87,000 warrants at an exercise price of $3.50 as part of the commission to the broker in connection wisht a $4,500,000 financing agreement.The warrants were valued at $172,869 according to the Black & Scholes model. The Company estimated the warrants’ value using the following assumptions:

i. No dividend
ii. Risk-free interest rate of 3,93%
iii. Expected life of 2 years
iv. Expected volatility of 118,56%

During the last quarter, 55,382 warrants were exercised. The proceeds from the exercise of $193,837 and the value of warrants of $110,044 are presented as an increase in the common stocks.

18 - STOCK-BASED COMPENSATION PLAN

The Company has initiated a stock-based compensation plan for administrators, officers, employees and consultants. The plan provides for the granting of common share options. The purchase price of the shares covered by the stock options granted under the plan is the closing price of the common shares listed on the TSX Venture Exchange on the eve of the grant. Under this plan as of May 31, 2006, 4,350,000 common shares have been reserved for issuance; on November 24th, 2007, the Company’s shareholders approved in majority the increase to 6,850,000 of the number of shares reserved for stock-option issuance. The terms and conditions for acquiring and exercising options are set by the Board of Directors, as is the term of the options which, however, cannot be more than five years or any other shorter period as specified by the Board of Directors, according to the regulations of the plan. The total number of shares issued to a single person cannot exceed 5% of the Company's total issued and outstanding common shares, with the maximum being 2% for each consultant.

Every stock-options issuance in the stock-option plan should expect conditions no less restrictive than a minimal vesting period of 18 months, with the vesting rights acquisition gradual and equal, at least on a quarterly basis.

Activities within the plan are detailed as follows:
			2007		2006
			Weighted		Weighted
			average		average
		Number of	exercise	Number of	exercise
		options	price	options	price
			$		$
Options outstanding, beginning of year		3,703,875	0.45	2,926,000	0.25
Granted		2,597,500	4.89	2,796,000	0.53
Exercised		(881,875)	0.32	(733,375)	0.26
Cancelled		(449,500)	2.84	(1,284,750)	0.27
Options outstanding, end of year		4,970,000	2.58	3,703,875	0.45
Exercisable options as at May 31		1,618,375	0.84	843,042	0.30

					2007
	Options outstanding			Exercisable options
		Weighted		Number
	Weighted	remaining	Number	of options	Weighted
	average	contractual	of options	exercisable	average
Range of	exercise	life	outstanding		exercise
exercise prices	price	outstanding			price
	$	(Years)			$
0,25	0.25	2,57	1,925,750	954,750	0.25
0,75 to 1,00	0.99	3,64	467,000	231,000	0.99
1,15 to 1,75	1.30	2,11	286,000	180,000	1.15
2,60 to 3,00	2,63	4,03	961,250	232,625	2.62
3,50	3,50	4,38	40,000	20,000	3.50
4,25	4,25	4,62	20,000
5,75	5,75	4,73	350,000
7,25	7,25	4,92	920,000
			4,970,000	1,618,375	0.84

The fair value of the options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the year.

			2007		2006
		Employees	Non-employees	Employees	Non-employees
i. Dividend		-	-	-	-
ii. Risk-free interest rate		4,18%	4,05%	3,41%	4,14%
iii. Estimated/contractual life		3,26 years	2 years	4,17 years	3,6 years
iv. Expected volatility		107%	112%	118%	117%

The fair value of the weighted average of the options granted to employees during the year is $2,97 ($0,34 in 2006) and to non-employees is $1,91 ($2,01 in 2006).

19 - INCOME TAXES

The income tax allowance differs from the amount that would have been calculated by applying the combined Canadian statutory income tax rate (federal and provincial: 32,02% in 2007 and 31,44% in 2006) as follows:

				2007	2006
				$	$
Income tax at the combined Canadian statutory rate (federal and provincial)				(857,314)	(278,605)
Increase (decrease) resulting from:
Change in income tax rates				56,670	(299,655)
Unrecognized deductible temporary differences for the year				(145,201)	231,089
Stock-based compensation				906,129	312,529
Non-deductible items and other				39,716	34,642

Net future income tax assets of approximately 4,589,000 ($4,563,000 as at May 31, 2006) have not been reflected in these financial statements. These assets result primarily from unused non-capital losses and tax deductions resulting from expenses, which are recognized for accounting purposes but not deducted for tax purposes. These future income tax assets are available to reduce current income taxes in future years and are summarized as follows:

				2007	2006
				$	$
Net future income tax assets resulting from the following:
Tax losses				2,593,000	3,050,000
Research and development expenses				1,091,000	813,000
Excess of the carrying amount of assets over their tax basis				905,000	700,000
				4,589,000	4,563,000
Valuation allowance				(4,589,000)	(4,563,000)
Net future income tax assets recognized

As at May 31, 2007, the Company has losses for tax purposes, which are available to reduce future years taxable income until the following expiry dates:
				Federal	Provincial
				$	$
2009				1,345,762	1,312,300
2010				3,598,699	3,573,912
2014				2,644,475	2,606,465
2015				844,900	831,156
				8,433,836	8,323,833
Research and development expenses which can be carried forward indefinitely				2,836,472	4,637,384
				11,270,308	12,961,217

As of May 31, 2007, the Company also has investment tax credits that have not been recognized. The expiration dates are as follows:
					Federal
					$
2011					1,000
2012					156,500
2013					217,000
2014					75,000
2015					53,500
2026					91,000
2027					145,000
					739,000

20 - FINANCIAL INSTRUMENTS

Credit risk

The Company grants credit to its customers in the normal course of business. On an on-going basis, it performs credit evaluations of its customers and maintains bad debt allowance provisions for potential losses. Two customers (three customers in 2006) represent 59% (60% in 2006) of total trade accounts included in trade accounts receivable.

Exchange risk

The Company is exposed to exchange risk as a result of accounts receivable and accounts payable stated in Euros and U.S. dollars. As at May 31, 2007, assets stated in Euros totalled €216,211 (€206,301 in 2006) and in U.S. dollars totalled US$2,154,579 (US$751,916 in 2006) and accounts payable stated in U.S. dollars totalled US$52,403 (US$266,841 in 2006).

About 62% of the company’s revenues are in U.S. dollars. A small amount of the sales is in a foreign currency. There is a risk of fluctuation in the value of the Canadian dollar in relation with the U.S. dollar. During the last fiscal year, the Company did not use any financial instruments to reduce its exposition to the risk of fluctuation. Fluctuations related to exchange rates could cause unforeseen fluctuations in the Company’s operating results.

Fair value of financial instruments

The carrying amount of the company's short-term financial instruments approximates their fair value given that they will mature shortly. The term deposits, subscribed from a Canadian financial institution having a high credit rating, matures on November 30, 2007.

The fair value of mortgage loans at variable interest rate are equivalent to their carrying amount as the loans bear interest at a rate which varies according to the market rate.

The fair value of secured loans, unsecured and obligations under capital leases is determined by discounting future cash flows using rates that the company can use for loans with similar terms, conditions and maturity dates. The fair value approximates to the carrying amount. The refundable contribution obtained under a Federal grand program is interest free. The fair value is not determined as equivalent market terms and conditions are not readily identifiable.

21 - COMMITMENTS AND CONTINGENCIES

The Company has entered into a licensing agreement, which calls for semi-annual payments of royalties based on the net realized sales of licensed products for the term of the patents, according to the following conditions:

					Minimum
				Rate	royalty
				%	$
To a Canadian university as of June 1, 2002 *				4.00	5,000

To a company controlled by an officer and director as of June 1, 2002				1.00	-

* The Company has a $275,000 purchase option relating to the intellectual property currently held by this Canadian university.

On August 18, 2004, the Company notified the Canadian university of its intention to exercise its $275,000 purchase option relating to the intellectual property. As per the licensing agreement reached between the Canadian university and the Company, the terms of payment are as follows: $100,000 on the transfer date of the intellectual property, $50,000 on the first anniversary date of the transfer, $50,000 on the second anniversary and $75,000 on the third anniversary.

On August 23, 2004, university researchers filed an injunction against the Company and the Canadian university demanding cancellation of the purchase option of the intellectual property granted to the Company by the Canadian university.

In May 2007, the court released an unfavourable judgement against the Canadian university and the Company. However, the Company believes that the prejudice, if any, should be attributable to the university due to its commitment to the Company, that the royalties paid to the researcher were correctly calculated and that the current amount due, if any, is insignificant.

Furthermore, the Company believes that the licence does not incur payment of the royalty on the protein concentration and that a contrary decision could generate a royalty payable of an insignificant amount due to the low level of sales generated with that ingredient.

The Company's directors are of the opinion that this injunction is unfounded and the $275,000 is therefore presented as a commitment. The Company voluntarily paid $200,000 ($150,000 in 2006) to a third party, which is reserved for the payment of the purchase option for intellectual property.

The Company has entered into long-term lease agreements expiring in December 2013, which call for payments of $569,907 for the rental of premises. Minimum lease payments for the next years are $85,359 in 2008 and 2009, $86,156 in  2010 and 2011 and $87,256 in 2012.

In addition, in the normal course of business, the Company has signed agreements with various partners and suppliers relating to the execution of research projects to produce and market certain products. The Company has reserved certain rights relating to these projects.

22 - SEGMENT DISCLOSURES

Descriptive information on the Company's reportable segments

The Company has only one reportable operating segment: processing and commercializing products derived from marine biomasses.

Geographic information

All the Company's assets are located in Canada.

The Company sales are attributed to the following countries based on the customer's country of residency:
				2007	2006
				$	$
Canada				1,338,907	1,471,904
United States				5,008,041	4,203,195
Europe				1,563,097	519,068
Asia				216,147	717,558
				8,126,192	6,911,725

Information about major customers

The Company realized sales to three customers in 2007 amounting to $3,353,373 and to two customers in 2006 amounting to $1,723,649.

23 - CORRESPONDING CONSOILDATED FINANCIAL STATEMENTS
The comparative figures of 2006 have been reclassified to conform with the presentation adopted in 2007.